SilverCrest Completes First Metals Pour at Santa Elena

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – Sept. 9, 2010 – SilverCrest Mines Inc. (the “Company”) has successfully completed its first metals pour of gold and silver dore at its Santa Elena Mine located in Sonora, México. Gold and silver production will continue to escalate over the next 4 months, as ore tonnes under leach and recovery rates increase. There are currently an estimated 100,000 tonnes of ore stacked on the leach pad, with approximately 60,000 tonnes under leach. SilverCrest anticipates that the mine will reach design capacity by the end of the year.

"Our first gold and silver dore production marks another significant milestone in the commissioning of the Santa Elena Mine," said Eric Fier, SilverCrest’s Chief Operating Officer. "I would like to congratulate those who have worked diligently to bring this deposit from acquisition to production in less than 5 years, a significant achievement in today’s mining environment.”

Construction at Santa Elena Mine concluded on schedule and under the budgeted capital expenditure of US$20M, including ongoing working capital and contingency. In advancing the Company’s objective to become a mid-tier precious metals producer, SilverCrest will commence initiatives to significantly expand production at the Santa Elena Mine.

Updated photos from Santa Elena Mine are available on the Company’s website at www.silvercrestmines.com.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. SilverCrest anticipates that the 2,500 tonnes per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year from the open-pit heap leach operation.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
	Email:	info@silvercrestmines.com
	Website:	www.silvercrestmines.com
J. Scott Drever, President	Suite 501 - 570 Granville Street
SILVERCREST MINES INC.	Vancouver, BC Canada V6C 3P1

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